UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                    DVL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    233347103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                       National Financial Companies, LLC
                      700 South Federal Highway, Suite 200
                           Boca Raton, Florida 33432
                          Attn: Robert W. Barron, Esq.
                                  561-417-0090
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 27, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]N/A. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     The SIII Associates Limited Partnership

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]                                  (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
     NUMBER OF                201,854

      SHARES            --------------------------------------------------------
   BENEFICIALLY          8    SHARED VOTING POWER
     OWNED BY                 0

       EACH             --------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON WITH                0

                        --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Third Addison Park Corporation

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                 (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada

--------------------------------------------------------------------------------

                         7    SOLE VOTING POWER
    NUMBER OF                 201,854

      SHARES            --------------------------------------------------------
   BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                  0

      EACH              --------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON WITH                0

                        --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Gary L. Shapiro

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------

                              7    SOLE VOTING POWER
      NUMBER OF                    201,854
       SHARES
                             ---------------------------------------------------
    BENEFICIALLY              8    SHARED VOTING POWER
      OWNED BY                     0
        EACH
                             ---------------------------------------------------
     REPORTING                9    SOLE DISPOSITIVE POWER
    PERSON WITH                    0

                             ---------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Keith B. Stein

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                      (b) [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF                     68,343
      SHARES
                             ---------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
     OWNED BY                      0
       EACH
                             ---------------------------------------------------
    REPORTING                 9    SOLE DISPOSITIVE POWER
   PERSON WITH                     0

                             ---------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Robert W. Barron

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF                     37,120
      SHARES
                             ---------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
     OWNED BY                      0
       EACH
                             ---------------------------------------------------
    REPORTING                 9    SOLE DISPOSITIVE POWER
   PERSON WITH                     0

                             ---------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Adam Frieman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF                     11,642
      SHARES
                             ---------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
     OWNED BY                      0
       EACH
                             ---------------------------------------------------
    REPORTING                 9    SOLE DISPOSITIVE POWER
   PERSON WITH                     0

                             ---------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Stephen L. Gurba

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                      (b) [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF                     90,712
      SHARES
                             ---------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
     OWNED BY                      0
       EACH
                             ---------------------------------------------------
    REPORTING                 9    SOLE DISPOSITIVE POWER
   PERSON WITH                     0

                             ---------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Peter Offermann

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF                     11,642
      SHARES
                             ---------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
     OWNED BY                      0
       EACH
                             ---------------------------------------------------
    REPORTING                 9    SOLE DISPOSITIVE POWER
   PERSON WITH                     0

                             ---------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Joseph Huston

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF                     7,761
      SHARES
                             ---------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
     OWNED BY                      0
       EACH
                             ---------------------------------------------------
     REPORTING                9    SOLE DISPOSITIVE POWER
    PERSON WITH                    0

                             ---------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Jan Sirota

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF                     11,642
      SHARES
                              --------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
     OWNED BY                      0
       EACH
                              --------------------------------------------------
     REPORTING                9    SOLE DISPOSITIVE POWER
    PERSON WITH                    0

                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Neal Polan

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]                                       (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF                     11,642
      SHARES
                              --------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
     OWNED BY                      0
       EACH
                              --------------------------------------------------
    REPORTING                 9    SOLE DISPOSITIVE POWER
   PERSON WITH                     0

                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D
CUSIP No. 233347103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Michael Zarriello

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF                     11,642
      SHARES
                              --------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
     OWNED BY                      0
       EACH
                              --------------------------------------------------
    REPORTING                 9    SOLE DISPOSITIVE POWER
   PERSON WITH                     0

                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

Item 1.   Security and Issuer

          This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of DVL, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 24 River Road, Bogota, New Jersey 07603.


Item 2.   Identity and Background

          In addition to the persons filing this Schedule, there are additional persons with dispositive power over the shares of the Common Stock described herein, which additional persons filed a joint Schedule 13D with the Securities and Exchange Commission on December 20, 1996 (the "Other Persons").

          One of the persons filing this Schedule is The SIII Associates Limited Partnership (the "Partnership"). The Partnership is a limited partnership organized under the laws of the State of Nevada. The principal business of the Partnership is to hold the Common Stock of the Issuer. Third Addison Park Corporation is the general partner (the "General Partner") of the Partnership. The General Partner is a corporation organized under the laws of the State of Nevada. The principal business of the General Partner is to hold the general partner interest of the Partnership. The sole shareholder of the General Partner is Gary L. Shapiro, a natural person. The address of the Partnership's and the General Partner's principal business and principal office is c/o National Financial Companies, LLC, 621 N.W. 53rd Street Suite 320, Boca Raton, Florida 33487. Gary L. Shapiro is the chief executive officer and sole director of the General Partner. During the last five years, none of the Partnership, the General Partner and Mr. Shapiro has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Partnership, the General Partner and Mr. Shapiro has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law of finding any violation with respect to such laws. Mr. Shapiro is a United States citizen.

          (a)  In addition to The SIII Associates Limited
               Partnership, Keith B. Stein, Robert W. Barron,
               Adam Frieman, Stephen L. Gurba, Peter Offermann,

               Joseph Huston, Jan Sirota, Neal Polan and Michael
               Zarriello are the persons filing this Schedule.

          (b) The business address of Messrs. Stein, Huston, Polan and Zarriello is National Financial Companies, LLC, 1325 Avenue of the Americas, Suite 1200, New York, New York 10019. The business address of Messrs. Barron and Gurba is National Financial Companies, LLC, 621 N.W. 53rd Street, Suite 320, Boca Raton, Florida 33487. Mr. Offermann's business address is c/o TLC Beatrice, 9 West 57th Street, Suite 3910, New York, New York 10019. Mr. Sirota's business address is c/o Raymond James & Associates, 880 Carillon Parkway, St. Petersburg, Florida 33716. Mr. Frieman's address is c/o UBS Securities, 299 Park Avenue, 29th Floor, New York, New York 10171.

               (c)  Messrs. Stein, Barron, Huston, Polan,
                    Zarriello and Gurba are presently Managing
                    Directors of National Financial Companies,
                    LLC.  The principal business of National
                    Financial Companies, LLC is equity
                    investments in, and the operation of, middle-market companies and business and real estate ventures. National Financial Companies, LLC has two offices:

                    1325 Avenue of the Americas, Suite 1200
                    New York, New York 10019; and

                    621 N.W. 53rd Street, Suite 320
                    Boca Raton, Florida 33487

                    Mr. Offermann is presently the Chief
                    Financial Officer of TLC Beatrice.  TLC
                    Beatrice is a holding company of diversified businesses. The address of TLC Beatrice is 9 West 57th Street, Suite 3910, New York, New York 10019. Mr. Frieman is presently an officer of UBS Securities, Inc. UBS Securities, Inc. is a securities brokerage firm. The address of UBS Securities, Inc. is 299 Park Avenue, 29th Floor, New York, New York 10171. Mr. Sirota is presently an officer of Raymond James & Associates. Raymond James & Associates is a securities brokerage firm. The address of Raymond James & Associates is: 880 Carillon Parkway, St. Petersburg, Florida 33716.

               (d) During the last five years, none of Messrs. Stein, Barron, Frieman, Gurba, Offermann, Huston, Sirota, Polan and Zarriello has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, none of Messrs. Stein, Barron, Frieman, Gurba, Offermann, Huston, Sirota, Polan and Zarriello has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law of finding any violation with respect to such laws.

               (f)  Messrs. Stein, Barron, Frieman, Gurba,
                    Offermann, Huston, Sirota, Polan and
                    Zarriello are United States citizens.


Item 3.   Source and Amount of Funds or Other Consideration

          The persons filing this Schedule and the Other Persons acquired an aggregate of 1,000,000 shares of Common Stock for an aggregate purchase price of $200,000. The source of funds for the purchase of shares of Common Stock by the Partnership was working capital of such entity. For each of the individuals filing this Schedule, the sources of funds for such person's purchase of shares of the Common Stock were personal funds and/or loans from Gary L. Shapiro (or his affiliates). Each of such loans provided, inter alia, the following terms:
(i) the principal of the loan bears interest at the rate of 8% per annum, (ii) the principal amount of such loan and interest accrued thereon are payable in full in 2015 and (iii) there are mandatory prepayments of any proceeds from Common Stock and warrants of the Company held by borrower under such loan.

Item 4.   Purpose of Transaction

          As described in the Proxy Statement dated and filed with the Securities and Exchange Commission on July 31, 1996, on September 27, 1996, the Issuer consummated a multi-faceted transaction pursuant to which: (i) certain existing indebtedness of the Issuer was acquired by NPM Capital LLC, a Delaware limited liability company; (ii) 1,000,000 shares of the Common Stock were issued to, and purchased by, the persons filing this Schedule and the Other Persons;
(iii) the Certificate of Incorporation of the Issuer was amended to permit the issuance of warrants, to limit change of ownership of capital stock of the Issuer and to designate Preferred Stock together with rights, powers and preferences (including the appointment of a special purpose director); (iv) warrants to purchase additional shares of Common Stock were issued, inter alia, to, or for the benefit of, the persons filing this Schedule and the Other Persons; (v) 100 shares of preferred stock were issued to the General Partner; and (vi) most, but not all, convertible securities and warrants existing and outstanding prior to this transaction were converted into common stock. Other than as described or referenced herein, none of the persons filing this Schedule has any present plans or proposals of the type required to be disclosed in this Item.


Item 5.   Interest in Securities of the Issuer

          (a) The aggregate number of shares of Common Stock beneficially owned by each of the persons filing this Schedule as of the date of this Schedule is 1,000,000 shares, or 6.5% of the outstanding Common Stock.

          (b) As of the date of this Schedule, the Partnership possesses the sole power to vote 201,854 shares of Common Stock, and it shares the power to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, the General Partner, as general partner of the Partnership, possesses the power to vote 201,854 shares of Common Stock, and it shares the power to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Shapiro, as the chief executive officer of the General Partner, possesses the power to vote 201,854 shares of Common Stock, and it shares the power to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Stein possesses the sole power to vote 68,343 shares of Common Stock, and he shares the power to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Barron possesses the sole power to vote 37,120 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Frieman possesses the sole power to vote 11,642 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Gurba possesses the sole power to vote 90,712 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Offermann possesses the sole power to vote 11,642 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Huston possesses the sole power to vote 7,761 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Sirota possesses the sole power to vote 11,642 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Polan possesses the sole power to vote 11,642 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

               As of the date of this Schedule, Mr. Zarriello possesses the sole power to vote 11,642 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

          (c) None of the persons has effected any transactions in the class of securities reported on during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          By arrangement among the persons filing this Schedule and the Other Persons (for the purposes of this paragraph, each a "Holder"), the Holders have agreed to certain limitations on the disposition of Common Stock and warrants to purchase shares of Common Stock owned or held by them, which are described below. The Holders have rights of first refusal/first offer with respect to the disposition of shares of Common Stock and warrants to purchase shares of Common Stock held by other Holders (unless the disposition is made to certain specified affiliates of a Holder). In addition, a Holder may not dispose of any of his or its shares of Common Stock (except to another Holder or certain specified affiliates of a Holder) for one and one-half years from the date of acquisition. Thereafter, subject to the above-mentioned rights of first refusal/first offer and certain other limitations, (i) through the third anniversary of the date of acquisition, a Holder may dispose of up to one-half (or more subject to the consent of affiliated Holders) of his or its shares of the Common Stock and (ii) after such third anniversary, a Holder may dispose of all of his or its shares of the Common Stock. A Holder may not dispose of his or its warrants to purchase shares of Common Stock (except to another Holder or certain specified affiliates of a Holder) or convert, exercise or exchange any of such warrants for a period of three years from the date of acquisition. After the third anniversary of the date of acquisition, subject to the above-mentioned rights of first refusal/first offer and certain other limitations, a Holder may dispose of up to 49.9% (or more subject to the consent of affiliated Holders) of his or its shares of the Common Stock represented by his or its warrants to purchase shares of Common Stock after giving effect to conversion, exercise or exchange of such warrants. In certain circumstances, a Holder may be required to dispose of its shares of Common Stock and warrants to purchase shares of Common Stock to other Holders. The foregoing limitations may be waived with the consent of Holders holding two-thirds of the Common Stock and warrants to purchase shares of Common Stock (after giving effect to their conversion, exercise or exchange) held by all Holders.

Item 7.   Material to Be Filed as Exhibits

          A joint filing agreement among the signatories to this Schedule 13D is filed as Exhibit 1 hereto.

          Forms of documents and agreements relating to the transaction described in Item 4 are annexed to the Proxy Statement of the Issuer dated and filed with the Securities and Exchange Commission on July 31, 1996 and incorporated herein by this reference and not provided with the filing of this
Schedule 13D.

                                   Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/28/97
                        Signature: /s/ Keith B. Stein
                                   ----------------------------------
                             Name: KEITH B. STEIN



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 3/28/97
                        Signature: /s/ Stephen L. Gurba
                                   ----------------------------------
                             Name: STEPHEN L. GURBA



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/28/97
                        Signature: /s/ Joseph Huston
                                   ----------------------------------
                             Name: JOSEPH HUSTON

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 3/5/97
                        Signature: /s/ Neal Polan
                                   ----------------------------------
                             Name: NEAL POLAN




                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/28/97
                         THE SIII ASSOCIATES LIMITED PARTNERSHIP

                    By:  Third Addison Park Corporation,
                         its general partner

                    By:  /s/ Gary L. Shapiro
                         ---------------------------------
                  Name:  GARY L. SHAPIRO
                 Title:  President

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/28/97
                         THIRD ADDISON PARK CORPORATION

                         By:  /s/ Gary L. Shapiro
                              -------------------------------
                       Name:  GARY L. SHAPIRO
                      Title:  President



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/28/97
                        Signature: /s/ Gary L. Shapiro
                                   ----------------------------------
                             Name: GARY L. SHAPIRO




                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 1997
                        Signature: /s/ Robert W. Barron
                                   ----------------------------------
                             Name: ROBERT W. BARRON

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1997
                        Signature: /s/ Peter Offerman
                                   ----------------------------------
                             Name: PETER OFFERMAN



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 1997
                        Signature: /s/ Jan Sirota
                                   ----------------------------------
                             Name: JAN SIROTA

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/28/97
                        Signature: /s/ Michael Zarriello
                                   ----------------------------------
                             Name: MICHAEL ZARRIELLO




                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/28/97
                        Signature: /s/ Adam Frieman
                                   ----------------------------------
                             Name: ADAM FRIEMAN